Radisys Corporation
5435 N.E. Dawson Creek Drive
Hillsboro, Oregon 97124
Telephone: (503) 615-1100
November 9, 2012

Via EDGAR and E-Mail

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Fran S. Jacobson

RE:	Radisys Corporation
Registration Statement on Form S-3
Filed: September 10, 2012
File No.: 333-183807

Dear Ms. Jacobson:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Radisys Corporation (the "Company") hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (Reg. No. 333-183807) at 12:00 p.m., Eastern time, on Wednesday, November 13, 2012, or as soon thereafter as is practicable.

The Company acknowledges that:

•
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Radisys Corporation

By:	/s/ Brian J. Bronson
Brian J. Bronson
President and Chief Executive Officer
cc:    W. Crews Lott, Baker & McKenzie LLP